Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated May 2, 2014

Fantex, Inc.

On April 28, 2014, interviews with Fantex, Inc. Chief Executive Officer, Cornell “Buck” French were broadcast by each of CNBC and Fox Business News (collectively, the “Broadcasts”). The Broadcasts reference the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) and the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) of Fantex, Inc. (the “Vernon Davis Offering” and the “EJ Manuel Offering” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476 and 333-194256, respectively), as amended (the “Vernon Davis Registration Statement” and the “EJ Manuel Registration Statement” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcasts include certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcasts contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The broadcast transcript attached as Annex A was originally broadcast by CNBC on April 28, 2014 (the “CNBC Broadcast”); and the broadcast transcript attached as Annex B was originally broadcast by Fox Business News on April 28, 2014 (the “Fox Business Transcript”).

The Broadcasts were not prepared by or reviewed by the Company or any other offering participant prior to their publication. The publishers of the Broadcasts are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the Broadcasts or any other broadcasts by the publishers concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statements, the Broadcasts represented the publishers’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcasts or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

CNBC Broadcast

•                  During the CNBC Broadcast, reporter David Faber refers to an “IPO of Vernon Davis” and states that “at noon today investors can get a piece of the San Francisco 49ers’ tight end Vernon Davis.” Holders of shares of the Company’s Fantex Series Vernon Davis will have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series Vernon Davis, a tracking stock intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  During the CNBC Broadcast, reporter David Faber states that “[shares of Fantex Series Vernon Davis] trade on a market created by Fantex,” and asks Mr. French, “Alright, and the shares trade on your exchange, right?” Mr. French responds, “That’s correct.” Any and all trades of Fantex Series Vernon Davis will be conducted on a platform operated by Fantex Brokerage Services, LLC (“FBS”), an affiliate of the Company and a registered alternative trading system. Transaction fees on the trading platform operated by FBS are charged and collected by FBS and are expected to equal 1% of the purchase or sale from the buyer and seller, respectively.

•                  During the CNBC Broadcast, Mr. French states that “we absolutely intend to pay out dividends as we collect the cash flow from Vernon Davis’s brand,” and that “the cash flow portion of [Fantex Series Vernon Davis] will be a dividend out to the shareholders.” The Company’s board of directors is permitted, but not required, to declare and pay dividends on Fantex Series Vernon Davis. The Company intends to pay cash dividends from time to time out of available cash for the Fantex Series Vernon Davis, but is not obligated to do so. A more detailed description of the dividend policy is available in the Vernon Davis Registration Statement.

Fox Business Broadcast

•                  During the Fox Business Broadcast, co-anchor David Asman questions, “What about investing in pro football player?” In addition, co-anchor Liz Claman states that “[f]or the first time ever you will be able to buy and sell shares of 49ers tight end Vernon Davis,” and refers to “a piece of [Vernon Davis].” Holders of shares of the Company’s Fantex Series Vernon Davis will have no direct investment in Vernon Davis, his brand or the Vernon Davis Brand Contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series Vernon Davis, a tracking stock intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  During the Fox Business Broadcast, in response to co-anchor David Asman’s inquiry on how the Company discounts a brand contract, Mr. French responded that they employ a “15% discount rate to compensate for chance of injury.” The Company clarifies that the discount rates used in valuing a brand contract vary for each contract party and range from 4.5% to 15% for Vernon Davis with respect to the estimation of his lifetime brand income.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Davis, the ability to contribute to Vernon Davis’s efforts to build brand value, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis or EJ Manuel. The Company generally identifies forward-looking statements by words such as “intend,” “believe,” “may,” “will,” “would,” “should,” “could” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Fox Business Broadcast

MEDIA:	Television
STATION:	CNBC
MARKET:	National Cable
Date:	04/28/2014
Program:	Squawk on the Street
SUBJECT:	Buck French/Fantex

David Faber, Co-Anchor:

Brand company Fantex shaking up Wall Street and potentially the sports world with its IPO of Vernon Davis. That’s right. For the first time investors can buy and sell stock that is tied to a professional athlete’s brand. At noon today investors can get a piece of the San Francisco 49ers’ tight end Vernon Davis when shares of a tracking stock based on his ability to continue to earn money in sports and endorsements trade on a market created by Fantex. Joining us now to discuss this innovative offering is Fantex co-founder and CEO Buck French. You’ve been working on this for quite some time. A lot of your time I guess spent with the SEC, isn’t that right?

Buck French, Co-Founder, CEO, Fantex Holdings:

That’s correct, yep. Been a couple of years, but we got there.

Faber:

You finally got there. Now I remember Arian Foster’s name originally. Davis is the first guy out of the box, though, correct?

French:

Correct. We actually completed the IPO for Fantex Vernon Davis, and it’ll start trading the secondary market at noon eastern today.

Faber:

Alright, a lot of questions I would think people watching this right now, who may be very interested in the idea of it, have. For example, it’s not, it’s a tracking stock but, what is the benefit to me, then. How does it work? Are there dividends paid? Can you sort of correlate it to another investment so that people can try and understand what’s going on here?

French:

Sure, so as you mentioned it’s a tracking stock that’s linked to the underlying cash flow associated with the brand of Vernon Davis. So things like his current and future NFL playing contracts, endorsements; importantly his post-career, so should he become a broadcaster or a talk show host. That cash flow is all encapsulated with the security and linked to the security. So if I think of another investment similar, we absolutely intend to pay out dividends as we collect the cash flow from Vernon Davis’s brand. So we acquire 10 percent of that future cash flow stream. And so it’d be similar perhaps to a writ [phonetic] in that the cash flow portions of it will be divend [sic] out to the shareholders. But importantly, we also see that with that return to capital there’s still the call option on what his post-career might be, so maybe he plays a year longer or maybe he does become that broadcaster. And so we see that not only does it have a dividend component, but it does have a call option on what potential positive outcomes happen with the brand.

Cadie Thompson, Co-Anchor:

How risky is this for the individual investor and what if he gets injured?

French:

Injury is absolutely one of the risks we disclose in the prospectus. You know, as long as his brand continues to generate cash flow, he, ultimately, that will be available in creating value for the security.

Simon Hobbs, Co-Anchor:

How do you expand the business? I mean can you imagine going into, for example, people discovering musicians and taking a slice of their future incomes, or actors. I mean, is the intention to broaden it?

French:

Absolutely. Our goal is to broaden it beyond just football into other sports, as well as, as you mentioned, to enter the entertainment sector as well.

Faber:

Alright, and the shares trade on your exchange, right? It’s not like I can buy ‘em anywhere. I gotta go to your exchange. Who’s going to be next? I would assume you’ve got a pipeline here that’s not just gonna be Vernon Davis one and done.

French:

That’s correct. The shares trade on Fantex.com and our next athlete that we’ve filed, that we’ve registered, filed a S-1 registration statement with the SEC is EJ Manuel, the starting quarterback for the Buffalo Bills.

Faber:

I would assume there’s an opportunity at some point. I mean if you can find a Michael Jordan early in his career, you’ve hit a gusher, so to speak.

[Laughter]

Faber:

I guess, at some point, you’d love that to be the case. But, you know, what’s Fantex, how do you make money from this? You’re taking a percentage, a commission, where is the money coming to Fantex from?

French:

So Fantex makes its income through the athlete actually generating greater brand income. As we pointed out, we’ve acquired 10 percent of the future cash flow stream of Vernon Davis’s brands, so if we are able to grow that brand we’ll actually make more off of the brand as well. So, at the end of the day, the interests are aligned.

Faber:

And any plans of your own to go public if this actually all works out?

French:

[laughs] You know one step at a time. Our goal is, you know, to help build the brands of the athletes that we work with. And, ultimately, if we do that, we build a successful business, then everything else takes care of itself.

Faber:

Alright, we’ll keep an eye on Vernon Davis. See how he performs in the aftermarket, so to speak.

French:

Great.

Thompson:

It sounds like we need a whole new team of security analysts here [unintelligible].

[Laughter]

French:

You know, we would welcome that.

Faber:

Yeah, ESPN could start their own guy tracking Fantex. Buck French, thank you. Good luck to you [unintelligible].

French:

Thank you.

* * * * *

Annex B

Transcript of the Fox Business Broadcast

MEDIA:	Television
STATION:	Fox Business News
MARKET:	National Cable
Date:	04/28/2014
Program:	After the Bell
SUBJECT:	Interview with Buck French — IPO of Vernon Davis

Asman: What about investing in pro football player?

Claman: For the first time ever you will be able to buy and sell shares of 49ers tight end Vernon Davis. We have the cofounder and CEO of Fantex, the company behind this offering. — Vernon Davis. I remember when you first announced you would do this. My first thought, how is this going to work. Explain to our viewers how it does.

French: First the you know the underlying security is linked to cash flow by the brand income generated by Pro Bowler Vernon Davis. Future and current NFL playing contracts and endorsements and appearance fees. Importantly post-career, should he become a broadcaster or talk show host the value is linked that to that revenue stream.

Asman: The big question I have is: how do you discount the chance of injuries?

French: Sure. So, we absolutely, injury is a risk we take into consideration with the discount rate. So, when we look at, say, his future NFL contract that he hasn’t signed yet but we estimate, he has the potential to sign, we discount that contract.

Asman: How, how do you discount it?

French: 15% discount rate to compensate for chance of injury.

Asman: Okay, 15%.

Claman: I’m still trying to wrap my mind around this right now. Players get traded all the time. Contracts get all screwed up, how do you convince investors to take this shot? Tell me how many people have shown interest and what happens next?

French: Well, we, you know, closed the IPO for Fantex Vernon Davis. So those shares are trading in the secondary market at fantex.com. We raised capital to acquire 10% of the Vernon Davis’s future cash flow associated with his brand — Fantex.

Asman: Does that future cash flow involve all other means of getting income from the player? Say he is injured and goes off the field and becomes a sportscaster or something like that. Even then do you get a piece of him?

French: In that instance you would. So, it really encapsulates the income that is generated from his consumer brand.

Claman: One person? Sorry, go ahead.

Asman: What? You were saying things like speeches or?

French: No. His appearance fees, of course things like appearance fees, endorsements, broadcasting radio, talk show host, things of that nature would all be encapsulated in the brand contract we sign with Vernon.

Claman: Do you see a stampede of other players? We only have Vernon here on the list. I know you have spoken to other athletes including Arian Foster who is on Houston’s team, the Texans. I mean one guy, how do you convince people this is a great opportunity?

French: So we have more than one. EJ Manual, starting quarterback for the buffalo bills signed a contract with us.

Liz: Okay.

French: Actually we filed his registration statement and in the next one to two weeks we’ll kick off his road show.

Asman: By the way, does he have any commitment to meet with or take advice from investors?

French: Zero. When we, the athlete’s responsibility as the CEO of their brand and in each instance only 90% of the that brand income themselves is to do what they think is in the best interest of building their brand. We of course provide advice but it is up to them to make the decision.

Asman: Good luck. Fantex.com founder and CEO Buck French. Nice to see you, buck. Let us know how it goes.

French: Appreciate it.

* * * * *